Exhibit 99.1

Kuke Music Holding Limited Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

BEIJING, China, April 15, 2021 /PRNewsiwre / -- Kuke Music Holding Limited ("Kuke" or the "Company") (NYSE: KUKE), a leading provider of classical music licensing, subscription and education services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•	Total revenue increased by 21.7% to RMB128.0 million (US$19.6 million) from RMB105.2 million in the same period of 2019.
•

Licensing and subscription revenue was RMB46.4 million (US$7.1 million), compared to RMB52.0 million in the same period of 2019. Smart music education revenue was RMB54.5 million (US$8.4 million), compared to RMB53.2 million in the same period of 2019.

•

Profit was RMB44.2 million (US$6.8 million), compared to RMB57.5 million in the same period of 2019. Non-IFRS profit[1] was RMB84.5 million (US$13.0 million), compared to RMB59.4 million in the same period of 2019.

•

As of December 31, 2020, the Company had licensed approximately 2.7 million music tracks to its licensees. The number of institutional subscribers to the Company’s classical music subscription services reached 766 by year end, representing a year-over-year increase of 3.93%.

[1]

Non-IFRS profit of the Company was arrived at after excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

•

As of December 31, 2020, over 30,000 kindergarten students were enrolled in the Company’s Kukey courses. The number of Kuke smart pianos that the Company had placed in collaborating kindergartens was more than 8,000 by year end.

Full Year 2020 Highlights

•	Total revenue increased by 11.5% year over year to RMB162.9 million (US$25.0 million).
•	Licensing and subscription revenue was RMB76.6 million (US$11.7 million), and smart music education revenue was RMB58.8 million (US$9.0 million).
•

Loss was RMB15.2 million (US$2.3 million), compared to a profit of RMB56.8 million in the same period of 2019. Non-IFRS profit[2] was RMB49.5 million (US$7.6 million), compared to RMB65.5 million in the same period of 2019.

Mr. He Yu, Chief Executive Officer of Kuke, commented, “As the COVID-19 pandemic came under control and China’s overall economic activity rebounded, our business operations had largely recovered by the fourth quarter of 2020. In particular, market demand for our smart music education business ramped back up, mostly driven by the resumption of in-person classes in kindergartens and additional government policies that are favorable to music education. As we continue to capitalize on favorable market conditions and expand our market share, we expect our music education business to maintain a strong growth trajectory in 2021. With one of the largest catalogs of classical music in China, a comprehensive library of classical music copyrights, a loyal customer base, including various industry leaders, and a newly acquired live classical music event business, we are well equipped to grow all three of our business segments going forward. As such, we remain committed to upgrading our solutions through R&D to fuel the growth of our music ecosystem and to provide our users, shareholders, and long-term partners with lasting value.”

[2]

Non-IFRS profit of the Company was arrived at after excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

Mr. Hoi Tung Chan, Chief Financial Officer of Kuke, commented, “During the fourth quarter of 2020, we leveraged our market leadership and the increasingly favorable industry conditions to grow our smart music education revenue by 2.5% year over year. Despite the outbreak of COVID-19 and its impact on customer contracts in the first half of 2020, our licensing and subscription revenue was resilient, remaining relatively stable on a year-over-year basis in the quarter. Looking ahead, we are mindful of the inherent seasonality in market demand and will manage our operations accordingly. In addition, we plan to explore new monetization opportunities, optimize our cost structures, expedite our cash collection processes, enhance our overall operating efficiency, and gradually improve our operating margin in a methodical manner.”

Fourth Quarter 2020 Financial Results

Total Revenue

Total revenue in the fourth quarter of 2020 increased by 21.7% to RMB128.0 million (US$19.6 million) from RMB105.2 million in the same period of 2019. Excluding the impact resulting from the consolidation of BMF’s revenue, total revenue in the fourth quarter of 2020 was RMB96.5 million (US$14.8 million).

•

Licensing and Subscription Revenue in the fourth quarter of 2020 was RMB46.4 million (US$7.1 million), compared to RMB52.0 million in the same period of 2019. The decrease was mainly attributable to the decrease in customer contracts that the Company was able to secure as a result of the pandemic, particularly in the first half of 2020, which subsequently impacted the Company’s recognized revenue in the fourth quarter.

•

Smart Music Education Revenue in the fourth quarter of 2020 increased by 2.5% to RMB54.5 million (US$8.4 million) from RMB53.2 million in the same period of 2019. The increase was mainly attributable to the Company’s increased brand awareness among its network of collaborating schools and kindergartens as well as the increase in demand for music education at the national level due to a favorable policy environment.

Cost of Sales

Total cost of sales in the fourth quarter of 2020 increased by 36.6% to RMB26.0 million (US$4.0 million) from RMB19.0 million in the same period of 2019. This increase was mainly due to the expansion of the Company’s network of collaborating kindergartens and the consolidation of BMF into the Company’s financial results.

Gross Profit

Gross profit in the fourth quarter of 2020 was RMB102.0 million (US$15.6 million), compared to RMB86.1 million in the same period of 2019. Gross margin in the fourth quarter of 2020 was 79.7%, compared to 81.9% in the same period of 2019.

Operating Expenses

Total operating expenses in the fourth quarter of 2020 were RMB49.7 million (US$7.6 million), compared to RMB16.1 million in the same period of 2019.

•

Selling and distribution expenses in the fourth quarter of 2020 were RMB8.8 million (US$1.3 million), compared to RMB6.9 million in the same period of 2019. The increase was mostly due to increased promotional activities for the 23rd Beijing Music Festival and increased advertising service fees.

•

Administrative expenses in the fourth quarter of 2020 were RMB23.3 million (US$3.6 million), compared to RMB8.9 million in the same period of 2019. The increase was mostly due to the increase in professional fees related to the Company’s initial public offering, increase in stock-based compensation expenses, and the consolidation of BMF into the Company’s financial results.

Operating profit

Operating profit in the fourth quarter of 2020 was RMB55.8 million (US$8.5 million), compared to RMB70.1 million in the same period of 2019.

Profit and Non-IFRS Profit for the Period

Profit for the fourth quarter of 2020 was RMB44.2 million (US$6.8 million), compared to RMB57.5 million in the same period of 2019. Non-IFRS profit3 for the fourth quarter of 2020 was RMB84.5 million (US$13.0 million), compared to RMB59.4 million in the same period of 2019.

Profit per Share and Non-IFRS Profit per Share

Basic and diluted profit per share were RMB1.80 (US$0.28) and RMB1.79 (US$0.28), respectively, in the fourth quarter of 2020, compared to basic and diluted profit per share of RMB3.08 and RMB3.08, respectively, in the same period of 2019.

Basic and diluted non-IFRS profit per share were RMB3.42 (US$0.52) and RMB3.41 (US$0.52), respectively, in the fourth quarter of 2020, compared to basic and diluted non-IFRS profit per share of RMB3.20 and RMB3.20, respectively, in the same period of 2019.

Balance Sheet

As of December 31, 2020, the Company had cash and cash equivalents of RMB25.7 million (US$3.9 million), compared to RMB23.0 million as of December 31, 2019.

Full Year 2020 Financial Results

Total Revenue

Total revenue in the full year of 2020 increased by 11.5% to RMB162.9 million (US$25.0 million) from RMB146.1 million in the full year of 2019. Excluding the impact resulting from the consolidation of BMF’s revenue, total revenue in the full year of 2020 was RMB131.0 million (US$20.1 million).

•	Licensing and Subscription Revenue in the full year of 2020 was RMB76.6 million (US$11.7 million), compared to RMB81.9 million in the full year of 2019.

[3]

Non-IFRS profit of the Company was arrived at after excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

•	Smart Music Education Revenue in the full year of 2020 was RMB58.8 million (US$9.0 million), compared to RMB64.2 million in the full year of 2019.

Cost of Sales

Total cost of sales in the full year of 2020 was RMB44.3 million (US$6.8 million), compared to RMB32.3 million in the full year of 2019.

Gross Profit

Gross profit in the full year of 2020 was RMB118.6 million (US$18.2 million), compared to RMB113.7 million in the full year of 2019. Gross margin in the full year of 2020 was 72.8%, compared to 77.9% in the full year of 2019.

Operating Expenses

Total operating expenses in the full year of 2020 were RMB126.1 million (US$19.3 million), compared to RMB48.7 million in the full year of 2019.

•	Selling and distribution expenses in the full year of 2020 were RMB25.8 million (US$4.0 million), compared to RMB18.3 million in the full year of 2019.
•	Administrative expenses in the full year of 2020 were RMB65.0 million (US$10.0 million), compared to RMB27.3 million in the full year of 2019.

Operating (Loss) / Profit

Operating loss for the full year of 2020 was RMB3.1 million (US$0.5 million), compared to an operating profit of RMB68.8 million for the full year of 2019.

Loss and Non-IFRS Profit for the Year

Loss for the full year of 2020 was RMB15.2 million (US$2.3 million), compared to a profit of RMB56.8 million in the full year of 2019. Non-IFRS profit4 for the full year of 2020 was RMB49.5 million (US$7.6 million), compared to RMB65.5 million in the full year of 2019.

Loss per Share and Non-IFRS Profit per Share

Basic and diluted loss per share were both RMB0.70 (US$0.11) in the full year of 2020, compared to a basic and fully diluted profit per share of RMB3.08 in the full year of 2019.

Basic and diluted non-IFRS profit per share were RMB2.05 (US$0.31) and RMB2.05 (US$0.31), respectively, in the full year of 2020, compared to basic and diluted non-IFRS profit per share of RMB3.56 and RMB3.56, respectively, in the full year of 2019.

Recent Development

The Company successfully completed its listing on the New York Stock Exchange on January 12, 2021, and obtained gross proceeds of US$50.0 million.

Conference Call Information

The Company will hold a conference call on Thursday, April 15, 2021 at 8:00 P.M. Eastern Time (Friday, April 16, 2021 at 8:00 A.M. Beijing Time/Hong Kong Time) to discuss the financial results. Listeners may access the call by dialing the following numbers:

[4]

Non-IFRS profit of the Company was arrived at after excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Kuke Music Holding Limited

A replay of the conference call will remain accessible for one week after the live event by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10154697

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.kuke.com/.

About Kuke Music Holding Limited

Kuke Music Holding Limited ("Kuke") is the leading provider of classical music licensing, subscription, and education services in China. As of December 31, 2019, Kuke had the largest library of classical music content in China and, in 2019, Kuke was the largest classical music licensing service provider and the second largest online classical music subscription service provider in China, according to Frost & Sullivan. Kuke leverages its rich and diverse content offerings and deep expertise in music education to offer innovative and efficient smart music education solutions, which primarily consist of its proprietary Kuke smart pianos, Kuke smart teaching systems and Kukey courses. Kuke is also the organizer of several live classical musical events in China, including the Beijing Music Festival, which is one of the most renowned musical events in the world. Through these three highly synergistic business lines, Kuke has formed a thriving content-centric ecosystem, positioning it well to continuously provide its customers with differentiated value propositions.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.525 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board.  The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. Kuke may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke's registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, and should not be compared to the measure adopted by the Company's data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

Investor Relations Contact:

Kuke Music Holding Limited

Email: kuke@icrinc.com

Phone: +1 (212) 321-0602

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of RMB and US$)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
NON‑CURRENT ASSETS
Property, plant and equipment	4,119	18,135	2,779
Intangible assets	168,505	263,101	40,322
Right‑of‑use assets	10,728	14,918	2,286
Goodwill	—	237,225	36,356
Investment in a joint venture	—	491	75
Prepayments, other receivables and other assets	91,542	95,376	14,617
Net investments in subleases	2,325	202	31
Deferred tax assets	3,796	8,917	1,367
Total non‑current assets	281,015	638,365	97,833
CURRENT ASSETS
Inventories	1,807	950	146
Trade receivables	181,125	181,722	27,850
Prepayments, other receivables and other assets	14,949	28,523	4,371
Net investments in subleases	1,245	211	32
Due from related parties	370	1,763	270
Due from shareholders	105	100	15
Cash and cash equivalents	23,010	25,719	3,942
Total current assets	222,611	238,988	36,626
Total assets	503,626	877,353	134,459
EQUITY
Issued capital	118	162	25
Reserves	278,584	655,939	100,526
Equity attributable to equity holders of the parent	278,702	656,101	100,551
Non‑controlling interests	3,859	5,068	776
Total equity	282,561	661,169	101,327

NON‑CURRENT LIABILITIES
Other payable	31,700	—	—
Contract liabilities	436	587	90
Deferred tax liabilities	—	1,447	222
Lease liabilities	9,496	9,830	1,507
Total non‑current liabilities	41,632	11,864	1,819
CURRENT LIABILITIES
Trade payables	34,697	27,310	4,185
Other payables and accruals	58,680	67,121	10,287
Contract liabilities	16,049	24,314	3,726
Due to a shareholder	—	325	50
Due to a related party	—	7,177	1,100
Interest‑bearing loans and borrowings	55,000	60,000	9,195
Lease liabilities	5,217	7,660	1,174
Income tax payable	9,790	10,413	1,596
Total current liabilities	179,433	204,320	31,313
Total liabilities	221,065	216,184	33,132
Total equity and liabilities	503,626	877,353	134,459

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			Years ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenue	105,164	127,973	19,613	146,054	162,881	24,963
Cost of sales	(19,026)	(25,984)	(3,982)	(32,343)	(44,281)	(6,786)
Gross profit	86,138	101,989	15,631	113,711	118,600	18,177
Other income, net	39	3,444	528	3,830	4,385	672
Selling and distribution expenses	(6,863)	(8,799)	(1,349)	(18,252)	(25,808)	(3,955)
Administrative expenses	(8,896)	(23,302)	(3,571)	(27,312)	(65,018)	(9,964)
Impairment losses on financial assets, net	(339)	(17,557)	(2,691)	(3,088)	(35,240)	(5,401)
Other operating expenses	-	(12)	(2)	(42)	(18)	(3)
Operating profit/(loss)	70,079	55,763	8,546	68,847	(3,099)	(474)
Share of losses of a joint venture....	-	(9)	(1)	-	(9)	(1)
Finance costs	(1,987)	(2,243)	(344)	(3,242)	(10,105)	(1,549)
Finance income	65	15	2	258	1,621	248
(Loss)/profit before tax	68,157	53,526	8,203	65,863	(11,592)	(1,776)
Income tax expense	(10,693)	(9,371)	(1,436)	(9,101)	(3,622)	(555)
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	57,464	44,155	6,767	56,762	(15,214)	(2,331)
Attributable to:
Equity holders of the parent	56,387	43,644	6,689	56,106	(16,423)	(2,517)
Non‑controlling interests	1,077	511	78	656	1,209	186

Basic	3.10	1.80	0.28	3.08	(0.70)	(0.11)
Diluted	3.10	1.79	0.28	3.08	(0.70)	(0.11)

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands of RMB and US$)

	For the three months ended December 31,			Years ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$

(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	57,464	44,155	6,767	56,762	(15,214)	(2,332)
Adjustments:
Amortization and Depreciation	1,887	4,065	623	6,632	12,103	1,855
Share-based compensation	-	19,416	2,976	-	19,416	2,976
Impairment losses on financial assets, net	339	17,557	2,691	3,088	35,240	5,401
Income tax effects	(282)	(662)	(101)	(990)	(2,036)	(312)
Non-IFRS Profit	59,408	84,531	12,956	65,492	49,509	7,588